EXHIBIT (d)(vi)

        Grant Letter to Non-Israeli Employees and Advisory Group Members

Date: [________]

Mr./Mrs.

[Family_name] [First_Name]

"Optionee"

                           Re: Lumenis Ltd. - Options

It is with pleasure that I hereby notify you that on [ ] (the "Date of Grant") Lumenis Ltd. (the "Company") has decided to grant you [Total_QTY] Options (the "Options"), which shall enable you to purchase[Total_QTY] Ordinary Shares of the Company, NIS 0.10 par value each ("Shares"). The Options are granted under the Lumenis 1999 Share Option Plan or 2000 Share Option Plan (collectively, the "Plans"), as indicated below, which were approved by the shareholders of the Company.

                              Terms of the Options

1.    Number of Options granted: [Total_QTY]

2.    Purchase Price per Share: $[Exercise_price]

3. Plan under which Options are granted: ____ 1999 Plan (___ Options) ____ 2000 Plan (___ Options)

[The Options are not intended to constitute "incentive stock options" as that term is used in Section 422 of the Internal Revenue Code of 1986, as amended from time to time.] [It is the intent of the Company that the Options will qualify as an "incentive stock option" to the extent possible under Section 422 of the Internal Revenue Code of 1986, as amended from time to time, but it is specifically understood that no warranty is made as to such qualification. To the extent that the aggregate fair market value (determined at the time of grant) of Shares with respect to which incentive stock options are exercisable for the first time by you during any calendar year under all plans of the Company and its subsidiaries exceeds $100,000, the options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as nonstatutory stock options. It should be understood that there is no assurance that the Options will, in fact, be treated as incentive stock options.] Other than as set forth herein, the Options shall be subject to the terms of the Plan under which the Options are granted.

You will be entitled to exercise the Options on the following vesting dates (the "Vesting Dates").

From [Vesting 1], [Qty_1] Options;

From [Vesting 2], [Qty_2] Options;

From [Vesting 3], [Qty_3] Options;

From [Vesting 4], [Qty_4] Options;

In any event, no options may be exercised later than [Expiration_date] (the "Expiration Date"). Each Option shall be exercisable following the vesting dates applicable thereto, and subject to the provisions of the applicable Plan, into one Share. However, no Option shall be exercisable after the Expiration Date.

The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date.

Unless otherwise decided by the Company's Board of directors or compensation committee, in the event your employment or engagement with the Company or a subsidiary shall be terminated without Cause (as defined in the applicable
Plan), you will only be able to exercise Options that are exercisable at the time of such termination, within 90

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days from the date of such termination of employment or engagement. In the event that termination is the result of death or disability, any Options still in force may be exercised for a period of twelve months from the date of such termination. Options granted but not exercised within this time period shall expire, unless otherwise decided by the Company's Board of directors or Compensation Committee.

Notwithstanding the above, in the event the Company terminates your employment or engagement for cause, you shall not be entitled to exercise any Options not yet exercised.

You shall not have any voting rights as a shareholder (in any and all matters whatsoever) in respect of any Shares purchasable upon the exercise of any Options, until you are registered as holder of such Shares in the Company's register of shareholders upon exercise of the Options.

After you have exercised your right to purchase the Shares, you may sell them. In consideration for the Options granted, you hereby agree to the deduction of the applicable tax withholding from your gross salary or fees as required by any applicable laws.

The Options are being granted to you personally because of your contribution to the Company. You are not entitled to levy any lien thereupon or transfer them to third parties.

In accordance with the applicable Plan, you (and not the Company) will bear all the tax consequences, that may arise from the Option grant, exercise, payment for Shares or any other event or transaction in connection with the Plan or the Options, including tax consequences connected with the sale of Shares.

If you have any questions or you feel that a certain point is not entirely clear to you, please ask Stephen B. Kaplitt, General Counsel and Secretary, who will be glad to answer any questions.

I would like to take the opportunity to thank you for the efforts made and for your contribution to the development of our Company. I hope the grant of these Options will enhance the feeling of partnership between the Company and yourself and that you will continue to contribute to the Company's growth and success.

Sincerely,


Yossi Gal,

Executive Vice President of Human Resources
Lumenis Ltd.


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